

August 9, 2011

Mr. John M. Lowber
Senior Vice President, Chief Financial Officer,
Secretary and Treasurer
General Communication, Inc.
2550 Denali Street, Suite 1000
Anchorage, AK 99503

> **Re:** **General Communication, Inc.**
> **Form 8-K filed August 8, 2011**
> **File No. 000-15279**
>
> **GCI, Inc.**
> **Form 8-K filed August 8, 2011**
> **File No. 000-05890**

Dear Mr. Lowber:

We note that James M. Schneider served on your Board of Directors as the Chairman of the Audit Committee. We further note that in October 2010 the court in the litigation against Mr. Schneider entered an order permanently enjoining Mr. Schneider, by consent, from future violations of specified provisions of federal securities law as a result of charges brought against him by the SEC for actions that allegedly took place when he was the chief financial officer of a public company. In the settlement with the SEC, Mr. Schneider has further consented to his suspension from appearing or practicing before the SEC as an accountant for at least five years, after which time he may request reinstatement by application to the SEC. Your disclosure in your filings, specifically your Form 10-K for the year ended December 31, 2010, discloses that the Board (of which he was a member of) concluded that the SEC charges and SEC administrative order, and Mr. Schneider's settlement of those charges and consent to that order, did not limit his ability to serve on your Board. Per our discussion with you on August 5, 2011, we informed you that the Commission's Rule 102(e) order dated December 22, 2010 prohibited Mr. Schneider from serving on your Board in the capacity of a member of the Audit Committee.

We note your disclosure in your Form 8-K that Mr. Schneider resigned from the Audit Committee on August 8, 2011. However, we note your disclosures in your definitive proxy statement on Schedule 14a filed May 12, 2011 that prior to his resignation, he acted as an Audit Committee Financial Expert and in that capacity he was responsible for the following:

- Appointment, compensation, retention, oversight, qualifications and independence of your External Accountant.
- Assisting in your Board's oversight of integrity of your financial statements.

- Oversight of the audit by your External Accountant of your financial reports and reports on internal control.
- Preparing reports required to be included in your annual proxy statement.
- Receiving and responding to certain complaints relating to internal accounting controls, and auditing matters, confidential, anonymous submissions by your employees regarding questionable accounting or auditing matters, and certain alleged illegal acts or behavior-related conduct in violation of our Ethics Code.
- Resolving disagreements, if any, between your external accountant and you regarding financial reporting.

We also refer to your disclosure on page 60 of your Form 10-K for the year ended December 31, 2010 which states in part that "Management has discussed the development and the selection of critical accounting policies and estimates with our Audit Committee."

We understand that you do not believe your financial reporting outcomes would have been different had Mr. Schneider ceased to have held this position as of December 22, 2010, the date the SEC imposed the bar order. Accordingly, we have the following comments:

1. Based on Mr. Schneider's extensive involvement in your financial reporting, please explain in sufficient detail how you concluded that his involvement did not impact the integrity of your financial reporting process. In this regard, please:

   - Discuss the process by which the Audit Committee agenda is set and decisions are made.
   - Discuss any special rights or privileges held by the Chairman of the Audit Committee, as compared to other members of the Audit Committee.
   - Identify each of the major functions and responsibilities of the Audit Committee as a whole and of Mr. Schneider, as Chairman of the Audit Committee.
   - For each major function and responsibility, discuss your views as to the impact of Mr. Schneider's involvement, how the results of those functions and responsibilities would have been different had he not been involved, and the basis for your view.
   - Discuss your evaluation of the impact of his involvement on all filings that were made by General Communication, Inc. and GCI, Inc. subsequent to the December 22, 2010 order. In this regard, we note the filings of Forms 10-K, 10-Q and 8-K by both registrants and the filing of a definitive proxy statement on Schedule 14a filed May 12, 2011 by General Communication, Inc. and Form S-4 filed June 22, 2011 by GCI, Inc. We note that the exchange offer on Form S-4 closed on August 5, 2011.

2. Explain to us in detail how you concluded that it was appropriate for Mr. Schneider to continue to serve on the Audit Committee after the Commission's order on December 22, 2010.

3. Further, we believe you should amend any filings that contain the statement that the Board concluded that the SEC charges and SEC administrative order, and Mr. Schneider's settlement of those charges and consent to that order, did not limit his ability to serve on your Board or explain to us why you believe such amendments are not necessary.

4. In addition, please tell us your auditors' determination regarding the impact of Mr. Schneider's involvement in the financial reporting process and any correspondence or communications with the audit committee, of which Mr. Schneider was the Chairman. Your response should specifically explain your auditors' consideration of the requirements of AU Section 380, "Communication with Audit Committees" in light of Mr. Schneider's settlement, the extent to which they believe such communications, oral or written, with Mr. Schneider affected the integrity of their audit, and the basis for their views. In addition, please tell us whether your auditors believe their communications or conclusions would have changed, had Mr. Schneider ceased to have held his position as of December 22, 2010 and the basis for their belief.

5. Finally, please tell us your consideration of any other implications of Mr. Schneider's resignation, and the effects had it occurred as of December 22, 2010, including your compliance with NASDAQ requirements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please respond to these comments through correspondence over EDGAR within ten business days or tell us when you will provide us with a response. After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. If you have any questions regarding this letter, please call me at (202) 551-3836.

Sincerely,

Kyle L. Moffatt
Associate Chief Accountant